EXHIBIT B

FORM of

AMENDMENT TO

MML SERIES INVESTMENT FUND

BY-LAWS

WHEREAS, the Trustees and Shareholders of MML Series Investment Fund (the “Trust”) approved an amendment to the Agreement and Declaration of Trust of the Trust (the “Declaration of Trust”) with respect to the MML Equity Index Fund to provide for multiple classes of shares of such series to be issued by the Trustees;

WHEREAS, the Trustees of the Trust now desire to amend the By-Laws of the Trust to conform the By-Laws to the Declaration of Trust;

NOW, THEREFORE, the By-Laws of the Trust are hereby amended as follows:

1. Article X, Section 10.1 is hereby replaced in its entirety with the following:

10.1.    Determination of Net Asset Value Per Share.    Net asset value per share of each series of shares or class of shares of the Trust shall mean: (i) the value of all the assets of such series or class; (ii) less total liabilities of such series or class; (iii) divided by the number of shares of such series or class outstanding, in each case at the time of each determination. The net asset value per share of each series or class shall be determined as of the normal close of trading on the New York Stock Exchange on each day on which such Exchange is open or at such other times and on such other days as the Trustees may determine. As of any time other than the normal close of trading on such Exchange, the Trustees may cause the net asset value per share last determined to be determined again in a similar manner or adjusted to reflect changes in market values of securities in the portfolio, such adjustment to be made on the basis of changes in selected security prices determined by the Trustees to be relevant to the portfolio of such series or class or in averages or in other standard and readily ascertainable market data, and the Trustees may fix the time when such redetermined or adjusted net asset value per share of each series or class shall become effective.

In valuing the portfolio investments of any series or class for determination of net asset value per share of such series or class, securities for which market quotations are readily available shall be valued at prices which, in the opinion of the Trustees or the person designated by the Trustees to make the determination, most nearly represent the market value of such securities, and other securities and assets shall be valued at their fair value as determined by or pursuant to the direction of the Trustees, which in the case of short-term debt obligations, commercial paper and repurchase agreements may, but need not, be on the basis of quoted yields for securities of comparable maturity, quality and type, or on the basis of amortized cost. Expenses and liabilities of the Trust shall be accrued on each day. Liabilities may include such reserves for taxes, estimated accrued expenses and contingencies as the Trustees or their designates may in their sole discretion deem fair and reasonable under the circumstances. No accruals shall be made in respect of taxes on unrealized appreciation of securities owned unless the Trustees shall otherwise determine. Dividends payable by the Trust shall be deducted as at the time of but immediately prior to the determination of net asset value per share on the record date therefor.

        IN WITNESS WHEREOF, this Amendment to the MML Series Investment Fund By-Laws is hereby adopted by the Trustees as of the 1st day of May, 2000.